X-17A-5

CM


02003754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-50789

3-5-02 FV

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ritchie Capital Investments, Ltd.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

210 East State Street
(No. and Street)

Batavia	Illinois	60510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Somara Zwick (630) 406-6411
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Andersen LLP

33 West Monroe Street	Chicago	Illinois	60603
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (3-78)

3/26/02

OATH OR AFFIRMATION

I, Somara Zwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ritchie Capital Investment Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public


"OFFICIAL SEAL"
COLLEEN M. BENJAMIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3/12/2002

This report **contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Ritchie Capital Investments, Ltd.

We have audited the accompanying statement of financial condition of **RITCHIE CAPITAL INVESTMENTS, LTD.** (a Cayman Islands company) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ritchie Capital Investments, Ltd. as of December 31, 2001, and the results of its operations, its changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Grand Cayman, Cayman Islands
February 25, 2002

RITCHIE CAPITAL INVESTMENTS, LTD.
(a Cayman Islands company)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2001
(Amounts in United States Dollars)

ASSETS

Cash and cash equivalents	$ 318,158
Securities owned, at fair value	16,173,821
Receivables from clearing brokers	674,922
Interest and dividends receivable	14,517
Other assets	43,529
Total assets	$ 17,224,947

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at fair value	$ 3,052,185
Management and incentive fees payable	577,726
Accounts payable and accrued expenses	134,197
Total liabilities	3,764,108
STOCKHOLDERS' EQUITY	13,460,839
Total liabilities and stockholders' equity	$ 17,224,947

The accompanying notes to financial statements are an integral part of this statement.

securities which can be used to settle these obligations and monitors market exposure daily, adjusting positions where deemed necessary.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. At any point in time, the credit risk for OTC derivative contracts is limited to the net unrealized gain as reported in the statement of financial condition for each counterparty for which a netting agreement exists. In a similar fashion, liabilities represent net amounts owed to counterparties. This netting basis is executed across products and cash collateral when these provisions are specified in the netting agreement. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges on which the instruments are traded. Since the Company does not clear its own securities transactions, it has established accounts with other financial institutions for this purpose. This can and often does result in concentrations of credit risk with one or more of these firms. Such risk, however, is mitigated by the obligation of the financial institutions to comply with rules and regulations governing broker-dealers. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers' funds and securities from holdings of the firm. Transactions in OTC derivative contracts are entered into with major commercial and investment banks. There is no credit risk exposure with respect to derivative contracts as of December 31, 2001.

Derivatives are generally based upon notional values. Notional values are not recorded on-balance sheet, but rather are utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amount provides a measure of the Company's involvement with such instruments, but are not indicative of potential risk. Derivative instruments are marked to fair value at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition in receivables from and payables to clearing brokers prior to the exchange of the related cash flows. Included in net trading revenues, as recorded in the statement of operations for the year ended December 31, 2001, are realized and change in unrealized gains and losses associated with derivative financial instruments.

Options are contracts that grant the holder, for a premium payment, the rights to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options. Options written do not give rise to counterparty credit risk as they obligate the Company and not its counterparty to perform. There were no options outstanding at December 31, 2001.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses to the Company. Futures contracts can

(Amounts in United States Dollars)

be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. Exposure to market risk is managed in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions. There were no futures contracts outstanding at December 31, 2001.

5. MANAGEMENT AND INCENTIVE FEES

The Company has entered into investment management agreements (the "Agreements") with several advisors that managed the Company's investment accounts during the year. As compensation for these services, the Company pays management and incentive fees in accordance with the terms of the Agreements. In accordance with the Agreements, the advisors may defer their incentive fees and receive earnings on their deferred fees. During the year, the Company stopped using one of its advisors.

6. RELATED PARTIES

During the year, the Company made a non-cash transfer to one of its stockholders, including $3,500,000 of private equity securities and $4,859,170 of investments in other funds, as presented in the Statement of Cash Flows.

Subject to an informal agreement, the Company incurred administrative fees from an affiliate in the amount of $105,000, all of which was paid at December 31, 2001.

7. CAPITAL STOCK

The Company is authorized to issue 5,000,000 shares of stock with a par value of $.01 each, of which 75,612 are issued and outstanding at December 31, 2001. The holders of the capital stock are entitled to one vote for each share of record held.

During 2001 stockholders made contributions of $7,704,201 for which no additional capital shares were issued. Additionally, the Company made dividend distributions of retained earnings and additional paid-in capital during the year totaling $19,435,054. No shares were withdrawn by the stockholders during 2001.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"). Under the Rule, the Company is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2001, the Company had net capital and minimum net capital requirements of $12,405,712 and $100,000 respectively.